Dreyfus Premier Municipal Bond Fund
Statement of Investments
January 31, 2005 (Unaudited)

Long Term Municipal Investments--97.0%	Principal Amount($)		Value($)
Alabama--2.3%			
Jefferson County Limited Obligation School Warrant			
5.25%, 1/1/2020	5,000,000		5,425,650
Jefferson County, Sewer Revenue			
(Capital Improvement Warrants):			
5.25%, 2/1/2023 (Insured; FGIC)			
(Prerefunded 8/1/2012)	2,055,000	a	2,321,945
5.125%, 2/1/2039 (Insured; FGIC)			
(Prerefunded 2/1/2009)	4,000,000	a	4,383,000
University of Alabama, HR			
5.75%, 9/1/2020 (Insured; MBIA)	3,000,000		3,367,020
Arizona--1.2%			
Arizona School Facilities Board, Revenue			
(State School Improvement) 5.25%, 7/1/2020	2,500,000		2,787,000
Phoenix Civic Improvement Corp.,			
Transit Excise Tax Revenue (Light Rail Project)			
5%, 7/1/2020 (Insured; AMBAC)	5,000,000		5,448,350
Arkansas--.7%			
Lake Hamilton, School District Number 005			
(Capital Improvement) 5.50%, 4/1/2029			
(Insured; AMBAC)	4,600,000		4,918,872
California--10.1%			
California:			
5.625%, 5/1/2018	5,550,000		6,188,194
5.625%, 5/1/2020	5,715,000		6,372,167
California Department of Water Resources,			
Power Supply Revenue:			
6%, 5/1/2015	6,000,000		6,986,880
5.375%, 5/1/2018 (Insured; AMBAC)	5,280,000		5,872,732
California Economic Recovery 5%, 7/1/2017	5,000,000		5,417,100
California Pollution Control Financing Authority, PCR			
9.337%, 6/1/2014	6,355,000	b,c	8,728,528
California Public Works Board, LR			
(Dept. of Corrections - Corcoran II)			
5.50%, 1/1/2017 (Insured; AMBAC)	5,000,000		5,237,200

Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue 6%, 1/1/2034 (Prerefunded 1/1/2007)	5,000,000 a	5,346,300
Golden State Tobacco Securitization Corp., Tobacco Settlement Revenue (Asset Backed) 7.90%, 6/1/2042	1,500,000	1,678,830
Lincoln, Special Tax (Community Facilities District Number 2003-1) 6%, 9/1/2034	3,500,000	3,617,530
Los Angeles Unified School District 5.25%, 7/1/2020 (Insured; FSA)	4,000,000	4,440,480
Port Oakland, Revenue 5.50%, 11/1/2020 (Insured; FGIC)	4,085,000	4,549,179
San Diego Unified School District, Election of 1998 5.50%, 7/1/2023 (Insured; MBIA)	3,205,000	3,810,937

Colorado--7.0%

Arapahoe County Capital Improvement Trust Fund, Highway Revenue (E-470 Project):		
Zero Coupon, 8/31/2005	2,530,000	2,500,171
Zero Coupon, 8/31/2007 (Prerefunded 8/31/2005)	4,000,000 a	3,527,520
7%, 8/31/2026 (Prerefunded 8/31/2005)	11,000,000 a	11,639,100
Broomfield City and County, COP (Open Space Park and Recreation Facilities) 5.50%, 12/1/2020 (Insured; AMBAC)	1,000,000	1,113,690
Colorado Educational and Cultural Facilities Authority, LR (Community Colleges of Colorado) 5.50%, 12/1/2021 (Insured; AMBAC)	1,100,000	1,246,190
Colorado Housing Finance Authority, 7.15%, 10/1/2030 (Insured; FHA)	130,000	131,032
Denver City and County, Airport Revenue 6%, 11/15/2017 (Insured; AMBAC)	5,000,000	5,614,750
E-470 Public Highway Authority, Revenue 5.75%, 9/1/2035 (Insured; MBIA)	5,500,000	6,246,240
Lakewood, MFHR (Insured Mortgage Loan) 6.70%, 10/1/2036 (Insured; FHA)	5,000,000	5,144,300
Northwest Parkway Public Highway Authority, Revenue:		
Zero Coupon, 6/15/2027 (Insured; AMBAC)	6,125,000	1,773,800
7.125%, 6/15/2041	6,750,000	7,378,223

Connecticut--4.1%

Connecticut:

9.106%, 6/15/2011	4,000,000 b,c	5,035,480
8.606%, 12/15/2015	3,700,000 b,c	4,959,813

Connecticut Health and Educational Facilities Authority,
  Revenue:

(Saint Francis Hospital & Medical Center)		
5.50%, 7/1/2017 (Insured; Radian)	4,040,000	4,499,590
(University of Hartford) 5.625%, 7/1/2026		
(Insured; Radian)	4,345,000	4,757,645

Mashantucket Western Pequot Tribe,
  Special Revenue

5.75%, 9/1/2027	8,000,000 c	8,267,440

District of Columbia--1.0%

Washington Convention Center Authority,
  Dedicated Tax Revenue (Senior Lien)

5%, 10/1/2021 (Insured; AMBAC)	6,500,000	6,960,525

Florida--.9%

Highlands County Health Facilities Authority, Revenue

(Adventist/Sunbelt) 6%, 11/15/2031	2,500,000	2,718,125

Jacksonville Electric Authority, Revenue

5.50%, 10/1/2030	3,385,000	3,444,576

Georgia--1.9%

Atlanta and Fulton County Recreation Authority,
  Revenue (Downtown Arena Public Improvement)

5.375%, 12/1/2026 (Insured; MBIA)	2,180,000	2,332,818

College Park Business and Industrial Development
  Authority, Revenue (Civic Center)

5.75%, 9/1/2026 (Insured; AMBAC)	4,250,000	4,826,640

Georgia 5.25%, 7/1/2017	5,000,000	5,530,800

Illinois--2.7%

Carol Stream, First Mortgage Revenue

(Windsor Park Manor) 6.50%, 12/1/2007	1,115,000	1,187,475

Illinois Development Finance Authority, Revenue
  (Community Rehabilitation Providers Facility):

8.75%, 3/1/2010	107,000	107,188
8.25%, 8/1/2012	1,365,000	1,283,250

Illinois Educational Facilities Authority, Revenues

(University of Chicago) 5.125%, 7/1/2038 (Insured; MBIA)	5,000,000	5,181,200
Illinois Health Facilities Authority, Revenue (Residential Centers Inc.) 8.50%, 8/15/2016	4,660,000	4,665,219
Metropolitan Pier and Exposition Authority, Dedicated State Tax Revenue (McCormick Place Expansion) 5.50%, 6/15/2023 (Insured; MBIA)	5,000,000	5,580,400

Kansas--1.7%

Wichita, HR (Via Christi Health System, Inc.): 6.25%, 11/15/2019	2,000,000	2,263,160
6.25%, 11/15/2020	3,000,000	3,394,740
Wyandotte County Kansas City Unified Government, Utility Systems Revenue 5.65%, 9/1/2022 (Insured; AMBAC)	5,000,000	5,936,950

Kentucky--2.1%

Mount Sterling, LR (Kentucky League of Cities Funding) 6.10%, 3/1/2018	5,500,000	6,615,620
Pendleton County, Multi-County LR (Kentucky Association of Counties Leasing Trust Program) 6.40%, 3/1/2019	6,000,000	7,413,360

Louisiana--.1%

Saint James Parish, SWDR (Freeport-McMoran Partnership) 7.70%, 10/1/2022	1,000,000	1,001,550

Maryland--.3%

Maryland Energy Financing Administration, SWDR (Wheelabrator Water) 6.45%, 12/1/2016	2,100,000	2,206,974

Massachusetts--3.4%

Massachusetts Health and Educational Facilities Authority, Revenue: (Harvard Pilgrim Health) 5%, 7/1/2014 (Insured; FSA)	4,500,000	4,724,235
(Harvard University) 5.75%, 1/15/2012	4,075,000	4,726,593
Massachusetts Industrial Finance Agency, Revenue: Health Care Facility (Metro Health Foundation, Inc.)		

6.75%, 12/1/2027	7,900,000		7,736,233
Water Treatment (American Hingham)			
6.95%, 12/1/2035	2,450,000		2,579,826
Route 3 North Transportation			
Improvement Association, LR			
5.75%, 6/15/2017 (Insured; MBIA)	3,000,000		3,372,360

Michigan--6.9%

Dearborn Economic Development Corp., HR			
(Oakwood Obligation Group)			
5.875%, 11/15/2025 (Insured; FGIC)	4,950,000		5,164,335
Michigan Building Authority, Revenue			
(Residual Certificates) 8.890%, 10/15/2017	5,000,000	b,c	6,268,300
Michigan Hospital Finance Authority:			
HR (Genesys Health Systems):			
8.10%, 10/1/2013 (Prerefunded 10/1/2005)	2,000,000	a	2,118,000
8.125%, 10/1/2021 (Prerefunded 10/1/2005)	4,910,000	a	5,200,525
7.50%, 10/1/2027 (Prerefunded 10/1/2005)	8,000,000	a	8,283,920
Revenue 8.333%, 11/15/2007	3,225,000	b,c	3,668,567
Michigan Strategic Fund, SWDR			
(Genesee Power Station)			
7.50%, 1/1/2021	6,900,000		6,505,044
Pontiac Tax Increment Finance Authority,			
Tax Increment Revenue			
(Development Area Number 3)			
6.25%, 6/1/2022	3,250,000		3,275,870
Romulus Economic Development Corp., EDR			
(HIR Limited Partnership)			
7%, 11/1/2015	5,000,000		6,312,300
(Insured; ITT Lyndon Property Co. Inc.)			

Minnesota--.5%

Chaska, Electric Revenue 6%, 10/1/2025	2,000,000		2,237,980
Minnesota Housing Finance Agency,			
Single Family Mortgage			
5.95%, 1/1/2017	845,000		885,416

Missouri--1.3%

Missouri Development Finance Board,			
Infrastructure Facilities Revenue (Branson)			
5.375%, 12/1/2027	2,470,000		2,577,223
Missouri Health and Educational Facilities Authority,			
Health Facilities Revenue			
(Saint Anthony's Medical Center)			

6.125%, 12/1/2019	4,000,000		4,370,480

Missouri Housing Development Commission, SFMR
   (Homeown Loan) 6.30%, 9/1/2025
   (Collateralized; FNMA & GNMA)
	230,000		242,783

Saint Louis Industrial Development Authority, Revenue (Saint Louis Convention) 7.20%, 12/15/2028	1,935,000		1,645,969

New Jersey--5.3%

Hudson County, COP (Correctional Facility) 5%, 12/1/2021 (Insured; MBIA)	6,000,000		6,463,380
New Jersey Economic Development Authority, Revenue:			
8.095%, 6/1/2015 (Insured; AMBAC)	2,495,000	b,c	3,095,547
8.095%, 6/15/2016 (Insured; AMBAC)	2,495,000	b,c	3,095,547
(School Facilities - Construction 2001):			
5.25%, 6/15/2015 (Insured; AMBAC)			
(Prerefunded 6/15/2011)	10,000	a	11,204
5.25%, 6/15/2016 (Insured; AMBAC)			
(Prerefunded 6/15/2011)	10,000	a	11,204
New Jersey Turnpike Authority, Turnpike Revenue:			
9.583%, 1/1/2011	6,350,000	b,c	8,345,170
5.50%, 1/1/2030 (Insured; MBIA)	6,000,000		6,526,200
5%, 1/1/2035 (Insured; AMBAC)	3,000,000		3,116,850
Rutgers University 5%, 5/1/2034 (Insured; FGIC)	5,000,000		5,246,950

New Mexico--1.7%

Farmington, PCR (Public Service Co. - San Juan) 6.375%, 4/1/2022	1,430,000		1,550,706
Jicarilla Apache Nation, Revenue 5.50%, 9/1/2023	5,000,000		5,410,800

New Mexico Finance Authority,
   State Transportation Revenue
   5.25%, 6/15/2020 (Insured; MBIA)
	4,000,000		4,471,960

New York--6.6%

New York City 5.50%, 3/15/2015	3,500,000		3,862,775

New York City Municipal Water Finance Authority,
   Water & Sewer Systems Revenue
   6%, 6/15/2033 (Prerefunded 6/15/2010)
	3,085,000	a	3,576,533

New York State Dormitory Authority, Revenues:			
(City University Systems) 5.50%, 7/1/2018	5,175,000		5,700,987
(New York University) 6%, 7/1/2017 (Insured; MBIA)	3,500,000		4,285,680
(Rochester Institute of Technology)			
5.25%, 7/1/2024 (Insured; AMBAC)	3,345,000		3,636,651

(State University Educational Facilities)		
7.50%, 5/15/2013	2,500,000	3,206,650
Sales Tax Asset Receivable Corp.		
5.25%, 10/15/2019 (Insured; MBIA)	5,000,000	5,633,350
Tobacco Settlement Financing Corp.,		
Revenue (Asset Backed)		
5.25%, 6/1/2021 (Insured; AMBAC)	3,000,000	3,264,480
Triborough Bridge and Tunnel Authority,		
General Purpose Revenues		
5.50%, 1/1/2017 (Insured; MBIA)	10,000,000	11,681,600

North Carolina--2.0%

North Carolina Eastern Municipal Power Agency,		
Power Systems Revenue:		
7%, 1/1/2013	3,500,000	4,120,025
6.75%, 1/1/2026 (Insured; ACA)	5,000,000	5,602,800
North Carolina Medical Care Commission, Revenue		
(Housing Foundation Inc.):		
6.45%, 8/15/2020 (Insured; ACA)	1,000,000	1,113,400
6.625%, 8/15/2030 (Insured; ACA)	2,565,000	2,817,858

Ohio--5.5%

Cincinnati, Water Systems Revenue:		
5%, 12/1/2020	2,420,000	2,627,345
5%, 12/1/2021	3,825,000	4,055,609
Cleveland-Cuyahoga County Port Authority, Revenue		
(Special Assessment/Tax Increment) 7.35%, 12/1/2031	3,000,000	3,184,470
Cuyahoga County:		
Hospital Facilities Revenue		
(UHHS/CSAHS Cuyahoga Inc. &		
CSAHS/UHHS Canton Inc.)		
7.50%, 1/1/2030	7,000,000	7,927,990
HR (Metrohealth Systems) 6.15%, 2/15/2029	3,115,000	3,273,024
Hamilton County, Sales Tax		
Zero Coupon, 12/1/2025 (Insured; AMBAC)	14,865,000	5,642,605
Mahoning County, Hospital Facilities Revenue		
(Forum Health Obligation Group) 6%, 11/15/2032	2,500,000	2,685,825
Ohio Water Development Authority,		
Pollution Control Facilities Revenue		
(Cleveland Electric)		
6.10%, 8/1/2020 (Insured; ACA)	7,300,000	7,705,296

Oklahoma--2.1%

Holdenville Industrial Authority, Correctional Facility Revenue:		
6.60%, 7/1/2010 (Prerefunded 7/1/2006)	2,045,000 a	2,205,062
6.70%, 7/1/2015 (Prerefunded 7/1/2006)	4,625,000 a	4,993,428
McGee Creek Authority, Water Revenue 6%, 1/1/2013 (Insured; MBIA)	6,025,000	6,913,507

Oregon--.6%

Portland, Sewer Systems Revenue 5.75%, 8/1/2019 (Insured; FGIC)	3,500,000	3,947,790

Pennsylvania--4.5%

Allegheny County Sanitation Authority, Sewer Revenue 5.375%, 12/1/2024 (Insured; MBIA)	13,700,000	14,880,803

Butler County Industrial Development Authority,
  Health Care Facilities Revenue
  (Saint John Care Center)
  5.85%, 4/20/2036 (Collateralized; GNMA)
	4,210,000	4,531,223

Montgomery County Higher Education and
  Health Authority, Revenue
  (First Mortgage - AHF/Montgomery, Inc.)
  10.50%, 9/1/2020
	3,145,000	3,150,598

Montgomery County Industrial Development Authority,
  Mortgage Revenue (Whitemarsh Continuing Care)
  6.125%, 2/1/2028
	2,500,000	2,519,125

Pennsylvania Economic Development Financing Authority, Exempt Facilities Revenue (Reliant Energy):		
Series A, 6.75%, 12/1/2036	3,000,000	3,164,910
Series B, 6.75%, 12/1/2036	2,000,000	2,109,940

Rhode Island--1.0%

Providence, Special Tax Increment Obligation 6.65%, 6/1/2016	4,000,000	4,158,800

Rhode Island Health and Educational Building Corp.,
  Revenue (Higher Education Facility)
  5.50%, 9/15/2024 (Insured; AMBAC)
	2,000,000	2,257,160

Rhode Island Housing and Mortgage Finance Corp.
  (Homeownership Opportunity)
  7.55%, 10/1/2022
	355,000	355,373

South Carolina--2.8%

Greenville County School District,
  Installment Purchase Revenue
  (Building Equity Sooner Tomorrow)

5.50%, 12/1/2028	12,900,000	13,904,781

Greenville Hospital System,
    Hospital Facilities Revenue

5.50%, 5/1/2026 (Insured; AMBAC)	4,385,000	4,908,788

Tennessee--1.6%

Memphis Center Revenue Finance Corp.,
    Sports Facility Revenue (Memphis Redbirds)

6.50%, 9/1/2028	8,000,000	8,103,920

Shelby County Health Educational and Housing
    Facilities Board, MFHR (Cameron)

7.25%, 7/1/2023	2,755,000	2,369,906

Texas--4.5%

Alliance Airport Authority,
    Special Facilities Revenue

(Federal Express Corp.) 6.375%, 4/1/2021	5,040,000	5,270,782

Austin Convention Enterprises Inc.,
    Hotel Revenue (Convention Center):

6.70%, 1/1/2028	5,000,000	5,364,350
5.75%, 1/1/2032	3,105,000	3,225,288

Dallas-Fort Worth International Airport, Revenue:

5.50%, 11/1/2021 (Insured; FSA)	3,000,000	3,295,590
Facility Improvement Corp.,		
(American Airlines Inc.) 8.25%, 11/1/2036	3,000,000	2,442,330

Sabine River Authority, PCR

(TXU Energy Company LLC) 6.15%, 8/1/2022	2,995,000	3,340,264

Texas Turnpike Authority,
    Central Texas Turnpike System Revenue

5.75%, 8/15/2038 (Insured; AMBAC)	3,500,000	4,005,575

Wichita Falls, Water and Sewer Revenue

5.375%, 8/1/2024 (Insured; AMBAC)	3,000,000	3,329,640

Utah--1.3%

Carbon County, SWDR
    (Sunnyside Cogeneration-A)

7.10%, 8/15/2023	8,649,000	8,562,596

Virginia--.8%

Isle Wight County Industrial Development Authority,
    Solid Waste Disposal Facilities Revenue

(Union Camp Corp.) 6.55%, 4/1/2024	3,000,000	3,068,790

West Point Industrial Development Authority,

SWDR (Chesapeake Corp.)
6.375%, 3/1/2019   2,000,000   2,020,340

Washington--2.0%

Washington Public Power Supply System, Revenue
(Nuclear Project Number 3)
7.125%, 7/1/2016 (Insured; MBIA)   10,425,000   13,554,689

West Virginia--1.4%

Upshur County, SWDR (TJ International)
7%, 7/15/2025   3,500,000   3,630,690

West Virginia, State Road
5.75%, 6/1/2025 (Insured; MBIA)   2,500,000   2,806,425

West Virginia Hospital Finance Authority, HR
(Charleston Area Medical Center)
6%, 9/1/2012 (Prerefunded 9/1/2010)   2,440,000 a   2,799,729

Wisconsin--2.9%

Badger Tobacco Asset Securitization Corp.,
Tobacco Settlement Revenue 7%, 6/1/2028   13,000,000   13,491,660

Wisconsin Health and Educational Facilities Authority,
Revenue (Aurora Health Care) 6.40%, 4/15/2033   5,500,000   6,089,380

Wyoming--.4%

Wyoming Student Loan Corp., Student Loan Revenue
6.25%, 6/1/2029   2,500,000   2,694,075

U.S. Related--1.8%

Commonwealth of Puerto Rico:
5.65%, 7/1/2015 (Insured; MBIA)   4,000,000   4,698,920
Public Improvement 5.25%, 7/1/2013
(Insured; MBIA)   6,000,000   6,855,900

Puerto Rico Public Finance Corp.
6%, 8/1/2026 (Insured; AGC)   580,000   725,441

Total Long-Term Municipal Investments (cost $606,648,087)   **653,977,446**

Short-Term Municipal Investments--1.3%

Tennessee--1.3%

Sevier County Public Building Authority,
VRDN (Local Government Public Improvement) 1.91%   9,000,000 d   9,000,000

Texas--.01 %

Harris County Health Facilities Development Corp., Revenue
    VRDN (Saint Lukes Episcopal Hospital)
    1.90% (LOC; Bank of America)   100,000   d   100,000

Total Short-Term Municipal Investments (cost $9,100,000)		**9,100,000**
Total Investments (cost $615,748,087)	**98.3%**	**663,077,446**
Cash and Receivables (Net)	**1.7%**	**11,443,011**
Net Assets	**100.0%**	**674,520,457**

Notes to Statement of Investments:

a   Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Inverse floater security - the interest rate is subject to change periodically.

c   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been deemed to be liquid by the Board of Trustees. At January 31, 2005, these securities amounted to $51,464,392 or 7.6% of net assets.

d   Securities payable on demand. Variable interest rate--subject to periodic change.

e   Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange on Form N-CSR.